

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2020

Ryan Hochgesang
General Counsel
EMCORE CORP
2015 W. Chestnut Street
Alhambra, California 91803

      Re: EMCORE CORP
          Registration Statement on Form S-3
          Filed January 6, 2020
          File No. 333-235818

Dear Mr. Hochgesang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell at 202-551-3454 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing